[Arena Resources, Inc. letterhead]

February 17, 2006

Via facsimile
Mr. Roger Schwall
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

Re:	Arena Resources, Inc. (the “Company”) Request for Acceleration of Effective Date Registration Statement on Form S-3; Registration No. 333-127741

Dear Mr. Schwall:

        In accordance with Rule 461 of Regulation C, Arena Resources, Inc. formally requests acceleration of the effective date of the Company’s Registration Statement on Form S-3, as of 11:30 a.m. (Washington, D.C. time) on February 17, 2006.

        In accordance with Rule 461, this will confirm that the registrant is aware of its obligations under the Securities Act of 1933, as amended. This will further confirm that there are no underwriters involved in this registration.

        Further the Company acknowledges the following in connection with this request:

    (a)        Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

    (b)        The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

    (c)        The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding, initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Stanley McCabe
Chairman

C:	Kenneth E. Dornblaser, Esq. Timothy Samson, Esq.